UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

COLOMBIA CLEAN POWER & FUELS, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

195293105

(CUSIP Number)

Latin-American Fuels Corporation
Attn: Fernando Casas Torres
Carrera 1 No. 68-27 Of. 201
 Bogota, Colombia
011 (571) 549-7027

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 9, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	name of reporting person i.r.s. identification no. of above person (entities only) Latin-American Fuels Corporation
2	check the appropriate box if a member of a group*

(A) ☐
(B) ☐
3	sec use only
4	source of funds* OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization British Virgin Islands
number of shares beneficially owned by each reporting person with	7	sole voting power 0 shares
	8	shared voting power 1,100,000 shares
	9	sole dispositive power 0 shares
	10	shared dispositive power 1,100,000 shares
11	aggregate amount beneficially owned by each reporting person 1,100,000 shares
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 4.9%
14	type of reporting person* CO

1	name of reporting person i.r.s. identification no. of above person (entities only) Fernando Casas Torres
2	check the appropriate box if a member of a group*

(A) ☐
(B) ☐
3	sec use only

4	source of funds* N/A
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Colombia, South America
number of shares beneficially owned by each reporting person with	7	sole voting power 0 shares
	8	shared voting power 1,100,000 shares
	9	sole dispositive power 0 shares
	10	shared dispositive power 1,100,000 shares
11	aggregate amount beneficially owned by each reporting person 1,100,000 shares
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 4.9%
14	type of reporting person* IN

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This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed jointly with the Securities and Exchange Commission on June 23, 2010, ( the “Schedule 13D”), by Latin-American Fuels Corporation, a British Virgin Islands corporation, and Fernando Casas Torres (also known as Fernando T. Casas) with respect to common stock, $.001 par value per share (the “Common Stock”), of Colombia Clean Power & Fuels, Inc., a Nevada corporation (the “Issuer”).  Capitalized terms used in this Amendment without definition shall have the meanings ascribed to them in the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This statement relates to shares of Common Stock, $0.001 par value per share, of Colombia Clean Power & Fuels, Inc., a Nevada corporation.  The principal executive offices of the Issuer are located at One Embarcadero Center, Suite 500, San Francisco, CA  94111.

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D Statement is hereby filed jointly by Latin-American Fuels Corporation, a British Virgin Islands corporation (“Latin-American”), and Fernando Casas Torres (collectively, the “Reporting Persons).

Mr. Torres is the sole Director and sole shareholder of Latin-American.  Due to his relationship to Latin-American, Mr. Torres may be deemed to have shared voting and investment power with respect to, and as a result, have shared beneficial ownership of, the shares of Common Stock owned by Latin-American.  Mr. Torres, however, disclaims beneficial ownership of such shares of Common Stock except to the extent of his pecuniary interest therein.

Mr. Torres is a citizen of the Republic of Colombia.

The principal business address of each Reporting Person is Carrera 1 No. 68-27 Of. 201,  Bogota, Colombia.

During the last five years, neither of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or, (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby supplemented and amended as follows:

On July 29, 2010, the Issuer effected a 2-for-5 reverse stock split.

            On June 9, 2011, pursuant to a Securities Purchase Agreement (the “Purchase Agreement”), dated June 1, 2011, by and among Steelhead Navigator Master, L.P. (“Steelhead”) and Odyssey Reinsurance Company (“Odyssey"), Latin-American transferred 1,785,714 shares of Common Stock to Steelhead and 714,286 shares of Common Stock to Odyssey for an aggregate purchase price of $2,500,000.

The Repurchase Agreement, dated June 10, 2010, between the Issuer and Latin-American was terminated by the parties thereto on June 9, 2011.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-3(a) under the Securities Exchange Act of 1934, at the close of business on June 9, 2011, the Issuer had 22,420,818 shares of Common Stock issued and outstanding.  After the consummation of the transactions described in Item 4 of this Schedule 13D, the Reporting Persons have shared power to vote and direct the disposition of, and therefore beneficially own, 1,100,000 shares of Common Stock, which constitutes approximately 4.9% of the outstanding shares.  The Reporting Persons have not effected any transactions in the Common Stock during the past 60 days, except as described in this Schedule 13D.  Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.	Description

1
Agreement of Joint Filing, dated as of June 22, 2010 by and between Fernando Casas Torres and Latin-American Fuels Corporation (incorporated by reference to Exhibit 1 to the Schedule 13D filed with the Securities and Exchange Commission on June 23, 2010).

2
Stock Purchase Agreement, dated June 10, 2010 by and among LIFE Power & Fuels LLC, Daniel Carlson, Renée Grossman, the Edward P. Mooney and Theresa M. Mooney Revocable Living Trust and Latin-American Fuels Corporation (incorporated by reference to Exhibit 2 to the Schedule 13D filed with the Securities and Exchange Commission on June 23, 2010).

3
Repurchase Agreement, dated June 10, 2010 by and between Latin-American Fuels Corporation and Colombia Clean Power & Fuels, Inc (incorporated by reference to Exhibit 3 to the Schedule 13D filed with the Securities and Exchange Commission on June 23, 2010).

4	Securities Purchase Agreement, dated June 11, 2011 by and among LIFE Power & Fuels LLC, Steelhead Navigator Master, L.P. and Odyssey Reinsurance Company.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2011	Latin-American Fuels Corporation

	By:	/s/ Fernando Casas Torres
Fernando Casas Torres, Director

Dated: June 16, 2011		/s/ Fernando Casas Torres
Fernando Casas Torres

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